Exhibit 99.7

CONSENT OF JOHN L. SIMS
TO BEING NAMED AS A QUALIFIED PERSON

March 31, 2014

I hereby consent to the inclusion of the Paracatu Project Brazil National Instrument 43-101 Technical Report, effective date March 31, 2014 in the report on Form 6-K dated March 31, 2014 to be filed by Kinross Gold Corporation.

I also hereby consent to the incorporation by reference of the Paracatu Project Brazil National Instrument 43-101 Technical Report into Kinross Gold Corporation’s Registration Statements on Form S-8 (Registration Nos. 333-180824, 333-180823 and 333-180822), filed on April 19, 2012.

Sincerely,

Signed “John L. Sims”
John L. Sims